FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of September & October 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases March 13, 2006, March 29, 2006 and April 18, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule   12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: March 15, 2006	By: /s/ “Robert Gardner”
Name
Its: Director
(Title)

Trading Symbol TSX-VE: GGC

Genco Will Restate Certain Financial Statements

March 13, 2006 – Vancouver, B.C., Canada – Wayne Moorhouse, VP Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC], announces Genco will be restating its financial statements for each financial period and year ending between October 31, 2003 and September 30, 2005. The reason for this action is an overstatement of the debt Genco reported relating to the acquisition of La Guitarra Compania Minera S.A. de C.V. (La Guitarra).

Genco purchased La Guitarra on August 1, 2003 for a total consideration of US $1,000,000 in Genco common shares plus US $4,000,000 in non-interest bearing debt to the vendor. Genco reported the debt at its face value; however, because the debt does not bear interest the carrying value of the debt on Genco’s financial statements should have been discounted at an interest rate equal to its normal cost of borrowing. As a result, the debt at the date of acquisition was overstated, and the value of the corresponding assets was also overstated.

The effect of this restatement will be that the debt and related assets reported on each balance sheet will be reduced. The income statements will also be adjusted so that the depreciation on the assets previously reported will be reduced and imputed interest will be added.

For further information:  604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205 Fax:  (604) 682-2235 www.gencoresources.com

GGC (TSX Venture Exchange)

Trading Symbol TSX-VE: GGC

March 29, 2006

PHASE 1 DRILL PROGRAM COMMENCES

James McDonald, P. Geo., President of Genco Resources Ltd. (TSX Venture Exchange GGC) announces the commencement of a 1,000 meter surface drill program at Genco’s wholly-owned mining properties in the Temascaltepec Mining District of Mexico. The diamond drill program will be focused on an area adjacent to La Guitarra Mine, a 2 ½ hour drive southwest of Mexico City.

La Guitarra is a profitable mine, producing silver and gold. The current production rate is 150 tonnes of ore per day (tpd). The first of three surface drill programs planned for this year is being undertaken to increase the mineral resource in the immediate area of the Mine. An increased resource will support Genco’s plan to increase the mill throughput to 350 tpd. As an interim step, Genco plans to increase production to 200 tpd during the second quarter of 2006.

The footwall veins are an untested target close to the existing mine infrastructure. This drill program will test about 400 meters of the 600 meter strike length of the target veins.

The area to be drilled is a high priority drill target for a number of reasons:

- Proximity to existing mine infrastructure,

- Geochemical signature of veins consistent with stopes producing silver and gold,

- Strike changes in the footwall veins indicate intersecting cross faults, a key feature controlling mineralization in the mine.

The drill program is being conducted by Kluane Drilling of British Columbia, Canada under the supervision of Mr. James McDonald, P. Geo. (a qualified person, for the purposes of NI 43-101 Standards of Disclosure of Mineral Projects). Core size will be NQ. Any samples taken will be sawn in half. One-half will be prepped in the lab at the minesite and shipped to an accredited third party lab for analysis by ICP (Inductively Coupled Plasma) with AA finish for gold and silver. Over limit samples will be re-analyzed using a gravimetric fire assay for gold and either a fire assay with gravimetric finish of an acid digestion with an AA finish for silver. The remaining half of the core sample will be retained for future reference.

For further information:  604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205 Fax:  (604) 682-2235 www.gencoresources.com

GGC (TSX Venture Exchange)

SITE MAP

The Footwall Veins
La Guitarra Veins
MILL
NEW SAN RAFAEL
ORE ZONE
ESCALA GRAFICA
0
50
100
150
GENCO RESOURCES LTD
"LA GUITARRA" PROJECT
PROPOSED DRILL PLAN
TEMASCALTEPEC EDO. DE MEXICO

Trading Symbol TSX-VE: GGC

Genco Amends Financial Statements

April 18, 2006 – Vancouver, B.C., Canada – Wayne Moorhouse, VP Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC], announces Genco has amended its financial statements for the financial periods ending October 31, 2003 through September 30, 2005. The reason for this action was an overstatement of the debt Genco reported relating to the acquisition on August 1, 2003 of La Guitarra Compania Minera S.A. de C.V. (La Guitarra), a company incorporated in Mexico whose assets include an operating mine and mining concessions in the Temascaltepec Mining District of Mexico.

Genco acquired La Guitarra for consideration of US $5,000,000.  The purchase price was comprised of 1,380,315 common shares of Genco valued at CDN $1,407,921 and US $4,000,000 payable without interest in annual payments of US $500,000 for eight years.

The effect of this restatement is to reduce the debt and related assets reported on each balance sheet. The income statements were adjusted by reducing the depreciation on the assets previously reported and adding imputed interest.

The following presents a summary of the changes to the Company’s previously issued financial statements for the most recently reported period, the three and nine month period ended September 30, 2005:

Balance sheet as at September 30, 2005 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	12,579,844	(977,131)	11,602,713
Total Assets	15,815,037	(977,131)	14,837,906
Long-term debt	2,902,750	(511,984)	2,390,766
Total liabilities	4,756,240	(511,984)	4,244,256
Deficit	5,120,225	(465,147)	5,585,372

Statement of operations for the three months ended September 30, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,467,566	(10,641)	1,456,925
Gross profit	489,528	10,641	500,169
Amortization	232,998	(10,641)	222,357
Foreign exchange (gain)	125,501	(46,603)	78,898
Accretion expense	–	33,493	33,493
Net Income (loss)	220,713	23,751	244,464

Deficit, beginning	(5,340,938)	(488,898)	(5,829,836)
Deficit, ending	(5,120,225)	(465,147)	(5,585,372)

Statement of operations for the nine months ended September 30, 2005 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	3,818,939	(31,924)	3,787,015
Gross profit	2,013,365	31,924	2,045,289
Amortization	388,521	(31,924)	356,597
Foreign exchange (gain)	191,533	34,565	226,098
Accretion expense	–	105,228	105,228
Net Income (loss)	882,464	(107,869)	774,595

Deficit, beginning	(6,002,689)	(357,278)	(6,359,967)
Deficit, ending	(5,120,225)	(465,147)	(5,585,372)

Full financial statements are available on SEDAR at www.sedar.com and on the Company’s website.

For further information:  604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205 Fax:  (604) 682-2235 www.gencoresources.com

GGC (TSX Venture Exchange)